UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of February 2015

Commission File No.: 001-33514

TRANSITION THERAPEUTICS INC.

101 College Street, Suite 220, Toronto, Ontario, Canada M5G 1L7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

The information furnished herewith is incorporated by reference into the following Registration Statements:

Registration Statement on Form S-8 No. 333-157279
Registration Statement on Form F-3 No. 333-189879

On February 11, 2015, Transition Therapeutics Inc. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Cowen and Company, LLC, as representative of the several underwriters, relating to an underwritten public offering of 3,076,923 common shares of the Company. Information regarding the offering is contained in the exhibits furnished herewith.

EXHIBITS

The following information is furnished to the SEC as part of this report on Form 6-K:

Exhibit No.	Document
1.1	Underwriting Agreement, dated February 11, 2015, between Transition Therapeutics Inc. and Cowen and Company LLC.
5.1	Opinion of McCarthy Tétrault LLP, dated February 12, 2015.
8.1	Opinion of Orrick Herrington & Sutcliffe LLP, dated February 11, 2015.
99.1	Press release dated February 11, 2015.
99.2	Press release dated February 12, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSITION THERAPEUTICS INC.

Date: February 12, 2015	By:	/s/ Nicole Rusaw
	Name:	Nicole Rusaw
	Title:	Chief Financial Officer